                                                                    EXHIBIT 99.1



                                 HOLLINGER INC.
                              CHANGES TO MANAGEMENT

Toronto, Canada, November 24, 2004 - Hollinger Inc. (TSX: HLG.C; HLG.PR.B) announced today that it has reconstituted its management structure. The Board now consists of six directors: Paul A. Carroll, Q.C., Robert J. Metcalfe, Donald M.J. Vale, Allan Wakefield, Gordon W. Walker, Q.C. and Peter G. White. The composition of the Board follows upon the resignation of Conrad Lord Black as a director, Chairman and CEO on November 2, 2004 and the decision of Mr. Justice Colin Campbell of the Ontario Superior Court on November 18, 2004, to remove as directors Barbara Amiel Black, F. David Radler and John A. Boultbee.

The Board will supervise the various executive functions of Hollinger and will continue to be actively involved with litigation and regulatory matters affecting Hollinger. Mr. Walker has been appointed as the initial Chairman of the Board and Mr. Vale will initially assume the function of President.

The resignations of Mr. Radler as Deputy Chairman, President and Co-Chief Operating Officer and Ms. Amiel Black as Vice-President, Editorial, have been received and accepted.

The Independent Privatization Committee appointed to oversee the proposal received by Hollinger from The Ravelston Corporation Limited to privatize Hollinger continues with Messrs. Metcalfe and Wakefield as its members. Mr. Walker has retired from the Committee to assume his position of initial Chairman of the Board. The Committee has engaged GMP Securities Ltd. as independent financial advisors and Wildeboer Dellelce LLP as independent legal advisors.

As a result of the recent recomposition of the Board and changes in management, the Audit Committee is now comprised of Allan Wakefield (Chairman), Paul A. Carroll, Q.C. and Robert J. Metcalfe.

Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International Inc. Hollinger International is a newspaper publisher whose assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, a portfolio of news media investments and a variety of other assets.


Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com